 Exhibit 99.1

Converted by EDGARwiz

Safe Bulkers, Inc. Enters Into US $122.4 Million Credit Agreements with Japanese Governmental Financial Institutions to Finance Three Japanese Newbuild Vessels

First Financing Arrangement of its kind between a Greece-Based Shipping Company and Japanese Governmental Financial Institutions

Athens, Greece – May 31, 2011 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has entered into three credit agreements with Japanese governmental financial institutions amounting to US $122.4 million to finance the acquisition of three Japanese Post-Panamax class newbuild vessels.

The previously-announced vessel acquisitions from Japanese shipyards relate to one vessel which was delivered in 2010 and two vessels which are expected to be delivered in 2011 and 2012, respectively.

The structure of the financing is in accordance with the Organisation for Economic Co-operation and Development-approved export credit schemes. The amount is repayable over twelve years with very competitive financial terms. The credit agreements were concluded with the Japan Bank for International Cooperation, (the “JBIC”), and Citibank Japan, Ltd acting as lead arranger.

The JBIC is the international wing of Japan Finance Corporation, a Japanese governmental financial institution which conducts lending, investment and guarantee operations while complementing private sector financial institutions, promoting Japanese industry.

Nippon Export and Investment Insurance, the official export credit agency of Japan, insured almost half of the amount.

Safe Bulkers, Inc. is believed to be the first Greece-based shipping company to enter into financing arrangements of this kind with Japanese governmental financial institutions.  The transaction expands the Company’s strong relationships with Japanese counterparties, from shipyards and charterers to Japanese financial institutions.

Polys Hajioannou, Chief Executive Officer and Chairman of the Board of Directors of the Company, commented: “Over many years we have established extensive relationships with major Japanese shipyards and charterers. We have ordered 26 newbuild vessels in Japanese yards, while a large percentage of our fleet is chartered with major Japanese charterers. These three credit agreements now expand our cooperation with Japanese counterparties to the financial sector as well. We are proud, after extensive efforts, to become the first Greece-based shipping company to enter into this kind of financing arrangement with Japanese governmental institutions and a private bank in Japan, demonstrating the depth of our relations with the Japanese market. Our recently completed equity offering with net proceeds of approximately US $39.6 million and these three credit agreements amounting to US $122.4 million, further strengthen our liquidity position. We have an ongoing newbuilding program and we may pursue further attractive vessel acquisition opportunities, with new vessel designs currently under development by leading Japanese shipyards, complying with upcoming regulations and incorporating technology advancements providing for energy efficiency and environmental protection.’’

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 16 drybulk vessels, all built post-2003, and the Company has contracted to acquire 11 additional drybulk newbuild vessels to be delivered at various times through 2014.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com